

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2015

Charles C. Ward
Chief Financial Officer
Sanchez Production Partners LP
1000 Main Street
Suite 3000
Houston, TX 77002

> **Re: Sanchez Production Partners LP**
> **Registration Statement on Form S-3**
> **Filed May 18, 2015**
> **File No. 333-204277**

Dear Mr. Ward:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the closing price of $2.29 per common unit on May 5, 2015 was the highest closing price of your common units 60 days prior to the filing date of this registration statement and that you had 24.4 million outstanding common units held by non-affiliates on May 14, 2015. Additionally, we note that you are registering for resale 12.7 million common units, an amount that represents approximately 52% of the 24.4 million common units held by non-affiliates on May 14, 2015. Using such figures, it does not appear that you are eligible to register this transaction as a primary offering on Form S-3 under either General Instruction I.B.1 or I.B.6 to Form S-3.

In addition to the significance of the common units to be registered in comparison to the outstanding common units, we note that the selling unitholders appear to be "deemed" statutory underwriters within the meaning of Section 2(11) of the Securities Act. Among other factors, it appears that the selling unitholders have only held the Class A Preferred Units (to be converted to common units) since March 31, 2015. Accordingly, it does not appear that you are eligible to register this transaction as a secondary offering on Form S-3 under General Instruction I.B.3.

Please provide us with a detailed legal analysis as to why you are eligible to register this transaction as either a primary or secondary offering on Form S-3. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3642, with any questions.

        Sincerely,

        /s/ Loan Lauren P. Nguyen

        Loan Lauren P. Nguyen
        Legal Branch Chief

cc: Mr. Scott L. Olson